UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the year 2008.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release
SQM REPORTS EARNINGS FOR THE YEAR 2008

Highlights

•	For the eighth consecutive year, SQM reported growth in revenues and net income, with 2008 revenues totaling US$1,774.1 million and net income of US$501.4 million.

•	Operating income grew 144% in 2008, to US$632.2 million.

•	Earnings per ADR totaled US$1.91 for 2008, an increase of 179% over 2007 earnings of US$0.68 per ADR.

Santiago, Chile, February 24, 2009.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the year 2008 of US$501.4 million (US$1.91 per ADR), an increase of 179% over the 2007 figure of US$180.0 million (US$0.68 per ADR).  Operating income reached US$632.2 million (35.6% of revenues), 144% higher than the US$259.5 million (21.9% of revenues) recorded the previous year. Revenues for 2008 totaled US$1,774.1 million, representing growth of 49.4% over the US$1,187.5 million reported in 2007.

The Company also announced year-over-year earnings growth of 170% for the fourth quarter of 2008, reporting quarterly net income of US$120.3 million (US$0.46 per ADR) compared to the 2007 figure of US$44.6 million (US$0.17 per ADR).  Operating income for the fourth quarter reached US$150.8 million, 151% higher than the US$60.1 million recorded for the same period of 2007.  Revenues totaled US$397.9 million, an increase of approximately 29.9% with respect to the fourth quarter of 2007, when revenues amounted to US$306.2 million.

“SQM is pleased to announce yet another record year of growth in our financial results in spite of global economic uncertainty. Since 2000, our consolidated revenues have grown at a CAGR of 20% while our bottom line has expanded at a CAGR of 50% due in large part to our strategic position in our core markets and our continued commitment to efficiency,” commented Patricio Contesse, the Company’s Chief Executive Officer. He added, “In general, SQM benefited substantially this year from favorable pricing conditions in Specialty Plant Nutrition and from higher sales volumes in Iodine and Derivatives. Looking forward, the unprecedented turmoil in global markets seen during the last part of the year will likely pose new challenges for the Company in 2009. We believe, however, that the underlying fundamentals in our core business lines remain solid and will allow us to face potential challenges.”

Segment Analysis:

1.- Specialty Plant Nutrition

Revenues for the fourth quarter of 2008 totaled US$191.4 million, 33.2% higher than the US$143.7 million recorded for same period in 2007.

Full-year 2008 revenues reached US$978.9 million, an increase of 68.6% over the US$580.8 million recorded in 2007.

Specialty Plant Nutrition Volumes and Revenues:
		2008	2007	2008/2007
Sodium nitrate	Th. MT	22.8	45.9	-23.2	-50%
Potassium nitrate and sodium potassium nitrate	Th. MT	538.2	695.3	-157.1	-23%
Specialty blends	Th. MT	205.9	261.5	-55.6	-21%
Other non-SQM specialty plant nutrients (*)	Th. MT	103.1	117.1	-13.9	-12%
Potassium sulfate	Th. MT	138.3	172.0	-33.7	-20%
Specialty plant nutrition revenues	MUS$	978.9	580.8	398.2	69%
*Trading of other specialty fertilizers.

In this business line, year-over-year revenue growth, both in fourth quarter and full-year, can be attributed to the significant price increase observed throughout the entire year, which more than offset a decline in sales volumes. On average, prices in 2008 for this segment increased approximately 116% with respect to 2007.  This increase can be explained by a generalized increase in prices for potassium-related fertilizers; furthermore, the specialized nature of this business line continues to command higher prices for our specialty plant nutrition products.

Quarterly and full-year demand for SPN across our main markets fell year-over-year as farmers were mainly affected by tight credit conditions generated by global financial turmoil. This decline in demand, however, which was more pronounced in the fourth quarter, is not sustainable given that specialty crop producers must fertilize to maximize yields and continue to provide export-quality products in order to maintain margins.

Although we face challenging global economic circumstances which resulted in lower volumes in 2008, we believe that the underlying fundamentals of our Specialty Plant Nutrition business, namely tight supply conditions and expected recovery in demand, remain solid. Given these strong fundamentals, we expect demand and sales volumes during the second half of 2009 to recover significantly compared to first half of the year. In terms of pricing, we anticipate stable prices in 2009 compared to average prices in 2008.

Specialty Plant Nutrition gross margin(1) for the year 2008 accounted for approximately 54% of SQM’s consolidated gross margin.

2.- Iodine and Iodine Derivatives

Revenues from sales of iodine and iodine derivatives during the fourth quarter of 2008 totaled US$54.7 million, a 2.1% increase with respect to the US$53.6 million reported for the fourth quarter of 2007.

Iodine and iodine derivatives revenues for full-year 2008 amounted to US$246.9 million, 14.8% higher than the US$215.1 million recorded for 2007.

Iodine Volumes and Revenues:
		2008	2007	2008/2007
Iodine and derivatives	Th. MT	10.5	9.1	1.4	15%
Iodine and derivatives revenues	MUS$	246.9	215.1	31.8	15%

The Company’s 2008 results in the Iodine and Iodine Derivatives segment were mainly driven by an increase in volumes. The increase in our volumes was explained by market growth and by SQM’s ability to capture market share. The tightness in the market prompted SQM to announce in the fourth quarter a price increase of approximately 25% which should have a positive impact on revenues going forward. Additionally, this price increase will help finance the expansion of iodine production.

During the first half of 2008, core demand growth in the iodine market was sustained by demand for polarizing film in liquid crystal displays (LCDs), x-ray contrast media for diagnostic imaging and animal feed and human nutrition applications. In the second half of 2008, demand for iodine salts used in LCDs and nylon applications for the automotive industry began to decline.

For the first half of 2009, we expect iodine volumes to be lower with respect to the same period in 2008, following the trend observed in the fourth quarter. However, average prices for this business line should be higher than average prices seen in 2008 as we begin to implement the recently announced price increase. Demand in this business line should normalize by the second half of 2009 sustained by core applications such as health and nutritional uses that make up approximately 60% of applications.

Gross margin for the Iodine and Iodine Derivatives segment accounted for approximately 13% of SQM’s consolidated gross margin in 2008.

3.- Lithium and Lithium Derivatives

Revenues for the Lithium and Lithium Derivatives fell to US$34.6 million during the fourth quarter of 2008, a decline of approximately 19% year-over-year compared to the fourth quarter 2007 figure of US$42.7 million.

Full-year revenues in this segment dropped 4% in 2008, reaching US$172.3 million, compared to US$179.8 million for full-year 2007.

Lithium Volumes and Revenues:
		2008	2007	2008/2007
Lithium and derivatives	Th. MT	27.9	28.6	-0.7	-2%
Lithium and derivatives revenues	MUS$	172.3	179.8	-7.5	-4%

As expected, lithium prices and sales volumes for 2008 were slightly lower compared to the previous year due to the global economic slowdown. Many applications for lithium are related to the construction industry, which contracted significantly during recent periods affecting our sales volumes in the last part of 2008.

Looking forward, we expect lithium volumes in 2009 to be lower with respect to the previous year. We anticipate a weak first quarter driven by the slowdown in the construction industry and in the battery market. On the positive side, the car companies Mitsubishi and Nissan-Renault announced in 2008 plans to introduce hybrid cars powered by lithium-ion batteries sometime in 2010; these announcements are in addition to those made by other car manufacturers in previous years. We expect to start seeing relevant volumes for this new application within 2 to 3 years.

Another important factor to consider in this market is that the previously announced new capacity from Chinese suppliers in the lithium market did not reach anticipated levels.

Gross margin for the Lithium and Lithium Derivatives segment accounted for approximately 13% of SQM’s consolidated gross margin in 2008.

4.-Potassium Chloride

Fourth-quarter potassium chloride revenues totaled US$48.7 million in 2008, a 229% increase with respect to 2007, when revenues amounted to US$14.8 million.

Potassium chloride revenues grew 173% in the full year, reaching US$140.0 million, compared to US$51.3 million for full-year 2007.

Potassium Chloride Volumes and Revenues:
		2008	2007	2008/2007
Potassium chloride	Th. MT	185.6	179.0	6.6	4%
Potassium chloride revenues	MUS$	140.0	51.3	88.7	173%

The considerable increase in year-over-year potassium chloride revenues was a result of a substantial increase in prices.  Because our relatively small size in this market allows us more flexibility in allocating product, SQM was not impacted by lower demand in the fourth quarter despite the prevailing economic situation.

Going forward, underlying demand fundamentals are strong given that the market will ultimately be driven by historically low food inventories and a growing global population. Therefore, we anticipate that demand will rebound during the second quarter, and so we will continue our expansion plans in this business line as previously outlined. Sales of potassium chloride are expected to double in 2009 with a significant impact on projected margins for the year.

Gross margin for the Potassium Chloride segment accounted for approximately 15% of SQM’s consolidated gross margin in 2008.

5.- Industrial Chemicals

Fourth-quarter 2008 Industrial Chemicals revenues reached US$35.6 million, 45.2% higher than the US$24.5 million recorded for the same period of the previous year.

Revenues for the full year totaled US$123.6 million, an increase of 52.3% with respect to the 2007 figure of US$81.2 million.

Industrial Chemicals Volumes and Revenues:
		2008	2007	2008/2007
Industrial nitrates	Th. MT	161.9	175.2	-13.3	-8%
Boric acid	Th. MT	7.2	9.2	-2.0	-22%
Industrial chemicals revenues	MUS$	123.6	81.2	42.4	52%

Quarterly and full-year revenues from sales of industrial chemicals increased in 2008 largely as a consequence of rising prices, which on average were approximately 66% higher than full-year 2007 prices.  As a result of the global economic crisis, full-year sales volumes for industrial nitrates declined approximately 8% with respect to 2007, with a pronounced drop in the fourth quarter. We anticipate that sales volumes in the first part of 2009 will continue to be under pressure until the world economic trend reverts.

Growing demand for industrial-grade sodium nitrate to be used in solar energy plants should continue as environmental policies in some countries begin to require the use of renewable energy sources.  Additional volumes in 2009 generated by this new application will partly offset the decrease in demand for traditional applications such as construction, explosives and charcoal briquettes, among others.

Gross margin for the Industrial Chemicals segment accounted for approximately 6% of SQM’s consolidated gross margin in 2008.

6.- Other Commodity Fertilizers

Fourth-quarter revenues from sales of other commodity fertilizers increased from US$27.0 million in 2007 to US$32.8 million in 2008 while full-year revenues increased from US$79.4 million in 2007 to US$112.3 million in 2008.  Revenue growth, both in the quarter and for the full year, can be explained by better pricing conditions. SQM posted losses during the fourth quarter for inventories of nitrogen and phosphate fertilizers related to trading activities; these inventories were acquired in previous periods but were negatively impacted by the declining price scenario in the last part of 2008.

Selling and Administrative Expenses

Selling and administrative expenses totaled US$85.7 million (4.8% of revenues) for the full year, compared to the US$70.3 million (5.9% of revenues) recorded during full-year 2007.

Operating Costs

Operating costs increased in the first three quarters of 2008 due to the appreciation of the Chilean peso and higher costs of oil and raw materials. However, in the second half of 2008, the US dollar began to strengthen against the Chilean peso, alleviating peso-denominated costs and reversing the rising cost trend that had prevailed in previous years. Furthermore, freight rates, oil prices and the cost of raw materials began to fall during the second semester. These lower cost levels combined with increased production efficiency should lower operating costs further in 2009.

Non-operating Income

The Company recorded a non-operating loss of US$19.3 million for 2008 which is lower than the US$27.1 million loss recorded for full-year 2007. The decrease in the non-operating loss was mainly explained by higher financial income, which increased from US$9.3 million in 2007 to US$13.9 million in 2008, and relatively flat financial expenses.

Financial Debt

SQM took on the following long-term debt to fund its capital expenditures program and to refinance short- and long-term financial obligations:

•	December 2008: SQM’s subsidiary SQM Investment Corp. signed a 2-year bullet loan agreement for US$50 million with semiannual interest payments and an annual rate of Libor + 1.5%.
•
January 2009: SQM issued two series of bonds in the Chilean market for a total of US$173 million. The series H bond is 4 million UFs (Chilean inflation-adjusted currency, equivalent to approximately US$139 million) for 21 years with a 10-year grace period at a re-offer yield of 5.05% in UFs. The series G bond is a 5-year bullet bond for Ch$21 billion (approximately US$34 million) at re-offer yield of 7.5% in Chilean pesos.

As of December 31, 2008, net financial debt(2) was US$333.8 million, similar to the year-ago figure of US$333.9 million. Net financial debt/EBITDA was 0.45x as of December 31, 2008.

Notes:

(1)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2)	Net financial debt is financial debt minus cash and cash equivalents.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:	Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Mary Laverty, 56-2-4252074 / mary.laverty@sqm.com
Carolina Rojas, 56-2-4252250 / carolina.rojas@sqm.com

For media inquiries, contact: Fernanda Guerra, 56-2-4252027 / fernanda.guerra@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement
			For the 12-month period
(US$ Millions)	For the 4th Quarter		ended December 31
	2008	2007	2008	2007

Revenues	397.9	306.2	1,774.1	1,187.5

Specialty Fertilizers	191.4	143.7	978.9	580.8
Potassium Nitrate and Blended Fertilizers(1)	160.2	124.4	829.4	513.2
Potassium Sulfate	31.2	19.3	149.6	67.6
Iodine and Iodine Derivatives	54.7	53.6	246.9	215.1
Lithium and Lithium Derivatives	34.6	42.7	172.3	179.8
Potassium Chloride	48.7	14.8	140.0	51.3
Industrial Chemicals	35.6	24.5	123.6	81.2
Industrial Nitrates	33.8	23.4	117.1	75.8
Boric Acid	1.9	1.2	6.5	5.4
Other Income	32.8	27.0	112.3	79.4

Cost of Goods Sold	(198.4)	(199.8)	(945.7)	(759.9)
Depreciation	(27.0)	(26.0)	(110.5)	(97.8)

Gross Margin	172.4	80.4	717.9	329.8

Selling and Administrative Expenses	(21.7)	(20.4)	(85.7)	(70.3)

Operating Income	150.8	60.1	632.2	259.5

Non-Operating Income	(7.5)	(3.7)	(19.3)	(27.1)
Financial Income	7.2	2.8	13.9	9.3
Financial Expenses	(5.6)	(4.8)	(20.0)	(19.9)
Others	(9.1)	(1.8)	(13.2)	(16.5)

Income Before Taxes	143.3	56.4	612.9	232.4
Income Tax	(27.0)	(10.3)	(108.0)	(48.6)
Other Items	4.0	(1.5)	(3.5)	(3.8)

Net Income	120.3	44.6	501.4	180.0
Net Income per ADR (US$) (2)	0.46	0.17	1.91	0.68

(1) Includes Yara Specialty Fertilizers and Other Specialty Fertilizers (2) On March 31, 2008, the ADR ratio was modified to 1:1. Historical data has been adjusted for comparative purposes

Balance Sheet

(US$ Millions)	As of December 31
	2008	2007

Current Assets	1,339.4	904.0
Cash and cash equivalents (1)	323.9	164.2
Accounts receivable (2)	379.1	285.5
Inventories	540.7	387.8
Others	95.7	66.5

Fixed Assets	1,119.9	983.4

Other Assets	107.9	98.9
Investments in related companies (3)	67.6	56.9
Others	40.3	42.0

Total Assets	2,567.2	1,986.3

Current Liabilities	445.9	192.4
Short-term interest-bearing debt	141.7	11.5
Others	304.2	180.9

Long-Term Liabilities	611.1	565.5
Long-term interest-bearing debt	515.9	486.7
Others	95.2	78.8

Minority Interest	47.1	46.0

Shareholders' Equity	1,463.1	1,182.4

Total Liabilities	2,567.2	1,986.3

Current Ratio (4)	3.0	4.7
Net Debt / Total Capitalization (5)	18.1%	21.4%

(1) Cash + time deposits + marketable securities
(2) Accounts receivable + accounts receivable from related co.
(3) Investments in related companies net of goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Net interest-bearing debt/ (Net interest-bearing debt + equity+ minority int.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: February 25, 2009